Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


   On April 25, 2000, NiSource Inc. reported its first quarter 2000 earnings. The text of the release is set forth below.


                            TEXT OF PRESS RELEASE
                                APRIL 25, 2000

                                                          [NISOURCE LOGO]
   FOR ADDITIONAL INFORMATION
   Investors:   Dennis Senchak   Rae Kozlowski    Media:  Sally Anderson
                NiSource Inc.    NiSource Inc.            NiSource Inc.
                219-647-6085     219-647-6083             219-647-6203

             NISOURCE REPORTS HIGHER EARNINGS DESPITE RECORD WARM WINTER

        MERRILLVILLE, Ind. (April 25, 2000)-NiSource Inc. (NYSE:NI) today reported first quarter 2000 basic earnings per common share of 64 cents on net income of $79.6 million, a 3.2 percent increase from first quarter 1999 basic earnings of 62 cents per share on net income of $76.6 million.

        Results for the two periods ended March 31 are not directly comparable since this year s report includes three NiSource subsidiaries acquired during 1999. NiSource established its New England presence when it acquired Bay State Gas Company in February 1999. The natural gas marketing, asset optimization and natural gas storage units of EnergyUSA-TPC and Market Hub Partners were also acquired in 1999. All operations record a significant portion of their revenues during the winter heating season.

        "Our first quarter earnings improved despite winter weather in the Midwest that was the warmest on record at 15 percent warmer than normal and 11 percent warmer than the same period in 1999, which negatively impacted our earnings by approximately 8 cents per share," said Gary L. Neale, NiSource chairman, president and chief executive officer. "The results reflect the success of our strategy of expanding NiSource markets and services through our acquisitions of Bay State and EnergyUSA-TPC, as well as continued customer growth at our other business units and our ongoing initiatives to improve efficiencies."

        NiSource reported the following first quarter earnings by segment:

        * Gas operations earnings before interest and taxes (EBIT) increased $10.4 million to $98.9 million compared to the same period a year ago. The increase is mainly due to the inclusion of Bay State Gas for the entire quarter in 2000, partially offset by lower gas sales resulting from warmer weather.

        * Electric operations EBIT increased $9.1 million to $82.7 million, primarily attributed to increases in industrial sales and trading activity as well as reduced operating expenses.

        * Water operation EBIT increased $1.5 million to $3.7 million as a result of increased sales levels and higher base rates that went into effect in April 1999.

        * Gas marketing and storage EBIT increased $8.8 million to $9.7 million, mainly reflecting the inclusion of EnergyUSA-TPC and Market Hub Partners results. EnergyUSA-TPC and Market Hub Partners provide natural gas marketing, asset optimization, storage and sales services to wholesale and industrial customers.

        * Other products and services segment EBIT decreased $5.5 million for the quarter due to lower operating results for utility locating and marking services.

        During the first quarter, NiSource announced that it has reached a definitive merger agreement with Columbia Energy Group (NYSE: CG), based in Herndon, Va. Columbia s operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution. The merger will create the nation s second largest gas company, with operations stretching from the Gulf of Mexico to the Northeast, accessing 30 percent of the U.S. population and 40 percent of the nation s energy demand.

        "As previously reported, we remain on track for obtaining the required state, federal and shareholder approvals," Neale added. "NiSource and Columbia are committed to completing a seamless integration of the two companies and are working together to create a framework for expediting the process once the merger is approved."

        NiSource Inc. is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.
                                    # # #

             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             NiSource and the new holding company formed in connection with the Columbia merger have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia and other documents, with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC s web site, www.sec.gov, from NiSource at its web site, www.nisource.com, or from Columbia at its web site, www.columbiaenergygroup.com.

             Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc., or the Secretary of Columbia Energy Group, as the case may be, at the web addresses listed above.


   -more-



     THREE MONTHS ENDED MARCH 31,                                                2000                         1999
                                                                                 ----                         ----
                                                                                       (Dollars in Thousands
                                                                                     Except per share amounts)
     OPERATING REVENUES
        Gas
          Sales, Marketing and Storage                                    $    691,662                   $    527,916
          Transport                                                             34,695                         22,700
          Transmission                                                             465                          3,280
        Electric                                                               255,578                        264,442
        Water                                                                   22,913                         20,869
        Products & Services                                                     62,236                         52,368
                                                                              --------                       --------

        TOTAL OPERATING REVENUES                                          $  1,067,549                   $    891,575

     OPERATING MARGIN
        Gas                                                               $    207,917                   $    174,306
        Electric                                                               189,845                        184,094
        Water                                                                   22,913                         20,869
        Products & Services                                                     27,433                         26,779
                                                                              --------                       --------

        TOTAL OPERATING MARGIN                                            $    448,108                   $    406,048

     NET INCOME                                                           $     79,616                   $     76,559

     AVERAGE COMMON SHARES OUTSTANDING                                     124,304,233                    122,646,186


     BASIC EARNINGS PER AVERAGE COMMON SHARE                              $       0.64                   $       0.62

     DILUTED EARNINGS PER AVERAGE COMMON SHARE                            $       0.62                   $       0.62

     DIVIDEND DECLARED PER COMMON SHARE                                   $      0.270                   $      0.255

     Gas Deliveries (dekatherms 000's)
        Gas Sales and Marketing                                                181,094                        159,466
        Gas Transported                                                         66,062                         62,392
        Gas Transmission                                                         3,324                         12,658

     Electric Sales (megawatt hours)                                         4,327,730                      4,813,032

     Water Sales (millions of gallons)                                          10,092                          9,313
